December 14, 2012

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:  Kelly Services, Inc.
        Form 10-K for Fiscal Year Ended January 1, 2012
        Filed February 16, 2012
        File No. 000-01088

Dear Mr. Spirgel:

This letter responds to your letter dated December 6, 2012, setting forth the Staff’s comments regarding the subject filing by Kelly Services, Inc. (the “Company”).  For your convenience I have restated the comments contained in the letter and offer the Company’s corresponding responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.
In future filings, please revise the introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company’s financial condition and operating results.  A good introduction or overview would:

•	include economic or industry-wide factors relevant to the company;

•	serve to inform the reader about how the company earns revenues and income and generates cash;

•
to the extent necessary or useful to convey this information, discuss the company’s line of business, location or locations of operations, and principal products and services (but an introduction should not merely duplicate disclosure in the description of business section); and

•
provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks.

RESPONSE:

In future filings beginning with our Annual Report on Form 10-K for the year ending December 30, 2012, we will provide additional discussion in the introductory section of the MD&A in response to your comment.

2.
One of the objectives of MD&A is to provide a narrative explanation of the company’s financial statements that enables investors to see the company through the eyes of management.  We note that you reported revenue increases in each of your reportable segments during the year ended January 1, 2012 as compared to the same period in 2010.  In five segments, you report that the increase in revenue was due to an increase in hours worked.  Please revise your disclosure to provide a more specific analysis of your results so that you provide investors with a more complete picture of your performance by segment and as a whole.  In this regard, in your future filings, for each period presented and for each of your reportable segments, please revise to: (i) clearly disclose and quantify each material factor that contributed to the change in revenue and operating income and (ii) provide insight into the underlying business drivers or conditions that contributed to these changes.  For example, we note that, in your fourth quarter earnings call, you discuss the positive impact that growth in light industrial had on the performance of your Commercial segment.

RESPONSE:

In future filings beginning with our Annual Report on Form 10-K for the year ending December 30, 2012, we will provide additional discussion of our performance by segment and as a whole in response to your comment.

In connection with our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (248) 244-5271 should you or your staff have any additional questions or concerns you would like to discuss related to this letter or any of our filings.

Respectfully submitted,

Kelly Services, Inc.

By: /s/ Patricia Little
Patricia Little
Executive Vice President and Chief Financial Officer